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                     April 30, 2024

       Jarett Goldman
       Chief Financial Officer
       Global Partner Acquisition Corp II
       200 Park Avenue 32nd Floor
       New York, NY 10166

                                                        Re: Global Partner
Acquisition Corp II
                                                            Form 10-K for the
Year Ending December 31, 2023
                                                            Form No. 001-39875

       Dear Jarett Goldman:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services